UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C. 20549


                               SCHEDULE 13G

                UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO.)*

                         Driftwood Ventures, Inc.
                             (Name of Issuer)

                 Common Stock, $0.001 Par Value Per Share
                      (Title of Class of Securities)

                                262033103
                              (CUSIP Number)

                             August 13, 2008
                   (Date of Event which Requires Filing
                            of this Statement)



Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

            [  ]   Rule 13d-1(b)
            [ x]   Rule 13d-1(c)
            [  ]   Rule 13d-1(d)



 *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

 The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

---------------------   ---------------------------
|CUSIP No. 262033103|13G|Page  2    of     7 Pages|
---------------------   ---------------------------

--------------------------------------------------------------------------
|  1|NAME OF REPORTING PERSON                                            |
|   |I.R.S. IDENTIFICATION NO. OF ABOVE PERSON                           |
|   |                                                                    |
|   |S.A.C. Venture Investments, LLC                                     |
--------------------------------------------------------------------------
|  2|CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   |
|   |(a) [    ]                                                          |
|   |(b) [ x  ]                                                          |
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|  3|SEC USE ONLY                                                        |
--------------------------------------------------------------------------
|  4|CITIZENSHIP OR PLACE OF ORGANIZATION                                |
|   |                                                                    |
|   |Delaware                                                            |
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|                    |               5|SOLE VOTING POWER                 |
|                    |                |                                  |
|                    |                |0                                 |
                     -----------------------------------------------------
|     NUMBER OF      |               6|SHARED VOTING POWER               |
|       SHARES       |                |                                  |
|    BENEFICIALLY    |                |1,257,500 * (see Item 4)          |
|       OWNED        |                |                                  |
|         BY         |                |                                  |
|        EACH        |                |                                  |
|     REPORTING      |                |                                  |
|       PERSON       |                |                                  |
|        WITH        |                |                                  |
                     -----------------------------------------------------
|                    |               7|SOLE DISPOSITIVE POWER            |
|                    |                |                                  |
|                    |                |0                                 |
                     -----------------------------------------------------
|                    |               8|SHARED DISPOSITIVE POWER          |
|                    |                |                                  |
|                    |                |1,257,500 * (see Item 4)          |
--------------------------------------------------------------------------
|  9|AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON        |
|   |                                                                    |
|   |1,257,500 * (see Item 4)                                            |
--------------------------------------------------------------------------
| 10|CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES|
|   |                                                                    |
|   |[   ]                                                               |
--------------------------------------------------------------------------
| 11|PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)                   |
|   |                                                                    |
|   |9.99%* (see Item 4)                                                 |
--------------------------------------------------------------------------
| 12|TYPE OF REPORTING PERSON*                                           |
|   |                                                                    |
|   |00                                                                  |
--------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT

---------------------   ---------------------------
|CUSIP No. 262033103|13G|Page  3    of     7 Pages|
---------------------   ---------------------------

--------------------------------------------------------------------------
|  1|NAME OF REPORTING PERSON                                            |
|   |I.R.S. IDENTIFICATION NO. OF ABOVE PERSON                           |
|   |                                                                    |
|   |Steven A. Cohen                                                     |
--------------------------------------------------------------------------
|  2|CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   |
|   |(a) [    ]                                                          |
|   |(b) [ x  ]                                                          |
--------------------------------------------------------------------------
|  3|SEC USE ONLY                                                        |
--------------------------------------------------------------------------
|  4|CITIZENSHIP OR PLACE OF ORGANIZATION                                |
|   |                                                                    |
|   |United States                                                       |
--------------------------------------------------------------------------
|                    |               5|SOLE VOTING POWER                 |
|                    |                |                                  |
|                    |                |0                                 |
                     -----------------------------------------------------
|     NUMBER OF      |               6|SHARED VOTING POWER               |
|       SHARES       |                |                                  |
|    BENEFICIALLY    |                |1,257,500 * (see Item 4)          |
|       OWNED        |                |                                  |
|         BY         |                |                                  |
|        EACH        |                |                                  |
|     REPORTING      |                |                                  |
|       PERSON       |                |                                  |
|        WITH        |                |                                  |
                     -----------------------------------------------------
|                    |               7|SOLE DISPOSITIVE POWER            |
|                    |                |                                  |
|                    |                |0                                 |
                     -----------------------------------------------------
|                    |               8|SHARED DISPOSITIVE POWER          |
|                    |                |                                  |
|                    |                |1,257,500 * (see Item 4)          |
--------------------------------------------------------------------------
|  9|AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON        |
|   |                                                                    |
|   |1,257,500 * (see Item 4)                                            |
--------------------------------------------------------------------------
| 10|CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES|
|   |                                                                    |
|   |[    ]                                                              |
--------------------------------------------------------------------------
| 11|PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)                   |
|   |                                                                    |
|   |9.99%* (see Item 4)                                                 |
--------------------------------------------------------------------------
| 12|TYPE OF REPORTING PERSON*                                           |
|   |                                                                    |
|   |IN                                                                  |
--------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT

ITEM 1(A)              NAME OF ISSUER:

                       Driftwood Ventures, Inc.

ITEM 1(B)              ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                       2121 Avenue of the Stars, Suite 2550
                       Los Angeles, CA  90067

ITEMS 2(A)             NAME OF PERSON FILING:

                       This statement is filed by: (i) S.A.C. Venture Investments, LLC ("SAC Venture Investments") with respect to shares of common stock, $0.001 par value per share ("Shares"), of the Issuer beneficially owned by it, and
                       (ii) Steven A. Cohen with respect to Shares beneficially owned by SAC Venture Investments.

                      SAC Venture Investments and Steven A. Cohen have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G as Exhibit 99.1, pursuant to which they have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended.

ITEM 2(B)              ADDRESS OF PRINCIPAL BUSINESS OFFICE:

                      The address of the principal business office of SAC Venture Investments and Mr. Cohen is 72 Cummings Point Road, Stamford, Connecticut 06902.

ITEM 2(C)              CITIZENSHIP:

                       SAC Venture Investments is a Delaware limited liability company. Mr. Cohen is a United States citizen.

ITEM 2(D)              TITLE OF CLASS OF SECURITIES:

                       Common Stock, $0.001 par value per share

ITEM 2(E)              CUSIP NUMBER:

                       262033103

ITEM 3                 Not Applicable

ITEM 4                 OWNERSHIP:

                       The percentages used herein are calculated based upon 11,327,453 Shares issued and outstanding as of August 8, 2008, as reported on the Issuer's quarterly report on Form 10-Q filed with the Securities and Exchange Commission by the Issuer for the quarterly period ended June 30, 2008, plus 1,257,500 Shares issuable upon the exercise of a warrant held by SAC Venture Investments.*

                       As of the close of business on August 13, 2008 and as of September 12, 2008:

                       1. S.A.C. Venture Investments, LLC
                       (a) Amount beneficially owned:  1,257,500* Shares
                       (b) Percent of class: 9.99%*
                       (c)(i) Sole power to vote or direct the vote: -0-
                       (ii) Shared power to vote or direct the vote: 1,257,500* Shares
                       (iii) Sole power to dispose or direct the disposition: -
                       0-
                       (iv) Shared power to dispose or direct the disposition:
                       1,257,500* Shares

                       2. Steven A. Cohen
                       (a) Amount beneficially owned: 1,257,500* Shares
                       (b) Percent of class: 9.99%*
                       (c)(i) Sole power to vote or direct the vote: -0-
                       (ii) Shared power to vote or direct the vote: 1,257,500* Shares
                       (iii) Sole power to dispose or direct the disposition: -
                       0-
                       (iv) Shared power to dispose or direct the disposition:
                       1,257,500* Shares

                       Mr. Cohen owns directly no Shares. Mr. Cohen controls SAC Venture Investments. By reason of the provisions of Rule 13d-3 of the Securities Exchange Act of 1934, as amended, SAC Venture Investments and Mr. Cohen may be deemed to own beneficially 1,257,500* Shares (constituting approximately 9.99%* of the Shares outstanding). Each of SAC Venture Investments and Mr. Cohen disclaim beneficial ownership of any of the securities covered by this statement.

                       *Pursuant to a Note Purchase Agreement by and among the Issuer, SAC Venture Investments and the other Purchasers named therein, dated July 7, 2008, and as subsequently amended, SAC Venture Investments purchased a warrant for 1,681,818 Shares. The warrant contains certain restrictions on its exercise, including an issuance limitation prohibiting the holder and its affiliates from exercising the warrant to the extent that such exercise would result in the beneficial ownership by such holder and its affiliates of more than 9.99% of the number of Shares outstanding immediately after giving effect to the issuance of Shares upon exercise of the warrant (the "Blocker"). If the Blocker were not in place, as of the date hereof, SAC Venture Investments may be deemed to own 1,681,818 Shares issuable upon exercise of the warrant (constituting approximately 12.9% of the Shares outstanding). The Shares reported in this Schedule 13G do not include 424,318 Shares issuable upon exercise of the warrant.


ITEM 5                 OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

                       If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the
                       following. [   ]

ITEM 6                 OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                       PERSON:

                       Not Applicable

ITEM 7                 IDENTIFICATION AND CLASSIFICATION OF THE
                       SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING
                       REPORTED ON BY THE PARENT HOLDING COMPANY:

                       Not Applicable

ITEM 8                 IDENTIFICATION AND CLASSIFICATION OF MEMBERS
                       OF THE GROUP:

                       Not Applicable

ITEM 9                 NOTICE OF DISSOLUTION OF GROUP:

                       Not Applicable

ITEM 10                CERTIFICATION:

      By signing below the signatory certifies that, to the best of his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                  SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 12 , 2008

S.A.C. VENTURE INVESTMENTS, LLC


By:/s/Peter Nussbaum
Name:  Peter Nussbaum
Title:  Authorized Person




STEVEN A. COHEN


By:/s/Peter Nussbaum
Name:  Peter Nussbaum
Title:  Authorized Person

                                                                    Exhibit 99.1
                             JOINT FILING AGREEMENT

The undersigned hereby agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, and that all subsequent amendments to this statement on Schedule 13G may be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements.

Dated: September 12, 2008

S.A.C. VENTURE INVESTMENTS, LLC


By:/s/Peter Nussbaum
Name:  Peter Nussbaum
Title:  Authorized Person




STEVEN A. COHEN


By:/s/Peter Nussbaum
Name:  Peter Nussbaum
Title:  Authorized Person